EXHIBIT 8.1

Horwath Kam & Company An Accountancy Corporation 700 Bishop Street, Suite 1700 Honolulu, Hawaii 96813 USA 808.524-8080 Tel 808.524-8081 Fax www.horwath-hi.com horwath@horwath-hi.com

September 20, 2004

Board of Directors

c/o Mr. Edward Wong

China Resources Development, Inc.

Room 2105, West Tower, Shun Tak Centre

Sheung Wan, Hong Kong

PRC

Re: China Resources Development, Inc.

To the Board of Directors:

In connection with the merger of China Resource Development, Inc., the Nevada parent corporation, (CRDI) into Billion Luck Company Limited, a wholly owned British Virgin Island subsidiary of CRDI, management of CRDI has requested that we calculate the tax basis of CRDI’s assets and related gain or loss as a result of the merger, if any.

Management of CRDI has provided us with the following information to complete the tax basis calculation and related gain or loss determination. We have not independently verified, audited or reviewed the information provided to us by management in accordance with our professional standards, and accordingly, we are unable to opine or render a review report thereon. The information provided by management, include:

•

Trial Balance of CRDI as of August 16, 2004;

•

CRDI US Corporate Income Tax Returns, Form 5471, Information Returns of U.S. Persons With Respect to Certain Foreign Corporations for the Years Ended December 31, 1994 through 2003; and

•

Valuation Report of CRDI as of August 16, 2004 prepared by Grobstein, Horwath & Company LLP

Based on CRDI’s Trial Balance as of August 16, 2004, CRDI’s assets include various investments in foreign subsidiaries and non-operating assets. The non-operating assets of CRDI include cash (net of liabilities), receivables, payables, and fixed assets. Pursuant to IRC Section 961, the tax basis of the investment in foreign subsidiaries is determined based on the original acquisition cost, adjusted by subpart F income recognized and included in CRDI’s income tax returns in all previous years. The fixed assets tax basis is based on the original acquisition cost less the accumulated depreciation taken for tax purposes.

Board of Directors

China Resource Development, Inc.

Page Two

September 20, 2004

Based on the information made available to us, as mentioned above, we have calculated the tax basis of the individual asset’s of CRDI as of August 16, 2004 as follows:

Assets	Original Cost	Subpart F Income	Tax Basis

Investment in Billion Luck Co., Ltd	$7,100,000	$1,716,906	$8,816,906
Investment in HARC	$845,543	$56,973	$902,516
Investment in Silver Moon	$469,698		$469,698
Investment in ISense	$724,000		$724,000

The valuation report prepared by Grobstein, Horwath & Company, LLP, summarized the value of CRDI’s net assets as of August 16, 2004, as follows:

Assets	Value (Rounded)

Sundiro Shares	$4,552,500
ISense	$363,800
Non-Operating Assets	$1,638,000
Total Value (rounded)	$6,554,300

The total non-operating assets include cash (net of liabilities), trading securities, other receivables, loan receivables, and fixed assets owned by CRDI and its subsidiaries (except for ISense). The valuation report indicated that the book value of the non-operating assets reflects the fair market value of the assets. Accordingly, we calculated the fair market value of each subsidiary by identifying the specific marketable securities and non-operating assets held by each subsidiary. The value of lower tier subsidiaries were then allocated to the upper tier subsidiaries based on the respective ownership percentage. Based on our calculation using the information set forth above, the estimated fair market value of CRDI assets and the related estimated gain and loss as a result of the merger are as follows:

Assets	Fair Market Value	Tax Basis (Rounded)	Gain/(Loss)

Investment in Billion Luck Co., Ltd.	$6,418,500	$8,817,000	$(2,398,500)
Investment in HARC	$1,172,000	$902,500	$269,500
Investment in Silver Moon	$(1,124,000)	$470,000	$(1,594,000)
Investment in ISense	$363,800	$724,000	$(360,200)
Non-operating Assets	$(276,000)	$(243,500)	$(32,500)

If our understanding of any of the above information used in connection with our analysis and computation is incorrect, please advise us immediately as it may materially change the computation presented.

Thank you for the opportunity to assist you in this matter. If you have any questions, please feel free to contact us.

Very truly yours,

Jessica Su

Director

Cc: Ms. Pamela J. Drucker, Esq.